SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                             AMERICAN SKIING COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

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                                   0000296541
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                                 (CUSIP Number)
                                                     with a copy to:

         Stephen Feinberg                            Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 421-2600                              (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 10, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 0000296541
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                            Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                               7) Sole Voting Power:            *
                                             -----------------------------------
     Shares Beneficially                     8) Shared Voting Power:          *
                                             -----------------------------------
     Owned by

     Each Reporting                          9) Sole Dispositive Power:       *
                                             -----------------------------------
     Person With:                            10) Shared Dispositive Power:    *
                                             -----------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,494,671*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):       19.6%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN


*The person filing this statement is Stephen Feinberg. Stephen Feinberg, indirectly through one or more partnerships or other entities (the "Management Entities"), possesses voting and investment authority over all securities of American Skiing Company (the "Company") held by Madeleine LLC ("Madeleine"), Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International") and various other persons and entities for which he possesses certain investment authority (the "Funds").

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

          In connection with an Agreement and Plan of Merger, dated as of December 8, 2000 (the "Merger Agreement"), by and among, among others, the American Skiing Company (the "Company") and MeriStar Hotels & Resorts, Inc. ("MeriStar"), Madeleine LLC ("Madeleine") entered into a Voting and Recapitalization Agreement, dated as of November 8, 2000 (the "Voting and
Recapitalization Agreement"), by and among, among others, Madeleine, the Company, MeriStar and certain other shareholders of the Company, pursuant to which, among other things, Madeleine agreed to vote the shares of the Company held by it in favor of the transactions contemplated by the Merger Agreement and the Voting and Recapitalization Agreement, including but not limited to (i) the issuance of shares of the common stock of the Company, par value $.01 per share (the "Common Stock"), to the stockholders of MeriStar pursuant to the terms of the Merger Agreement, (ii) the recapitalization of the Company and the additional Common Stock issuances by the Company described in the Voting and Recapitalization Agreement (including the conversion of the shares of the existing Series A Preferred Stock of the Company held by Madeleine into shares of both (x) a new class of Series A Preferred Stock of the Company and (y) additional shares of Common Stock of the Company), (iii) certain stock option and benefit plan matters relating to the Company and MeriStar, (iv) the election of directors of the Company and (v) the adoption of certain amendments to the articles of incorporation and bylaws of the Company.

          Pursuant to the Voting and Recapitalization Agreement, Madeleine agreed to vote the shares of the Company held by it against any proposal adverse to the transactions contemplated by the Merger Agreement.

          In addition, pursuant to the Voting and Recapitalization Agreement, Madeleine agreed that, except pursuant to the terms of the Merger Agreement, it would not (i) sell, transfer, pledge, encumber or otherwise dispose of the shares of the Company held by it and it would not enter into any agreement to do so, unless it receives from the transferee of such shares both a deed of adherence to the terms of the Voting and Recapitalization Agreement and an irrevocable proxy to vote the transferred shares in accordance with the terms of the Voting and Recapitalization Agreement, (ii) grant any proxies or powers of attorney, or enter into any voting agreement or voting trust, with respect to the shares of the Company held by it or (iii) take any action inconsistent with the terms of, or its obligations under, the Voting and Recapitalization Agreement.

          Except as described in this Schedule 13D Amendment No. 7, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg, and/or any entity the securities of which Stephen Feinberg exercises voting or investment control, and any person or entity.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          1. Voting and Recapitalization Agreement, dated as of December 8, 2000, by and among, among others, Madeleine LLC and American Skiing Company, is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by American Skiing Company with the Securities and Exchange Commission as of December 8, 2000.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            December 18, 2000


                                            /s/ Stephen Feinberg

                                            Stephen Feinberg, in his capacity as
                                            the    managing   member of Cerberus
                                            Associates,   L.L.C.,  the   general
                                            partner of Cerberus  Partners, L.P.,
                                            and as the investment manager   for
                                            each of Madeleine    LLC,   Cerberus
                                            International, Ltd. and the Funds


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).